SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                        SCHEDULE 13G

     Information Statement Pursuant to Rule 13d-1 and 13d-2

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)

              South Carolina Community Bancshares, Inc.
                ----------------------------------
                         (Name of Issuer)

             Common Stock, $.01 par value per share
        ------------------------------------------------
                 (Title of Class of Securities)


                            83689P 10 8
                      ---------------------
                          (CUSIP Number)


Check the following box if a fee is being paid with the statement
/   /.  (A fee is not required only if the filing person:  (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) See (Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Page 1 of 5 Pages

CUSIP NO. 83689P 10 8                           PAGE 2 OF 5 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Community Federal Savings and Loan Association
    Employee Stock Ownership Plan and Trust
    IRS ID No. 57-1016105

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /     (B) / /

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Federally chartered stock savings institution's employee benefit plan organized in South Carolina.

                       5   SOLE VOTING POWER

                           55,050
  Number of shares
 beneficially owned    6   SHARED VOTING POWER
  by each reporting
     person with           7,372

7   SOLE DISPOSITIVE POWER

62,422

8   SHARES DISPOSITIVE POWER

    0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    62,422

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
   SHARES*    / /

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   8.49% OF 735,410 shares of Common Stock outstanding as of December 31, 1996.

12 TYPE IN REPORTING PERSON*

   EP

CUSIP NO. 83689P 10 8                           PAGE 3 OF 5 PAGES

Item 1(a).  Name of Issuer:

            South Carolina Community Bancshares, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            110 South Congress Street
            Winnsboro, South Carolina 29180

Item 2(a).  Name of Person Filing:

            The Community Federal Savings and Loan Association
            Employee Stock Ownership Plan and Trust
            Trustee: Quay W. McMaster, Richard H. Burton and George W. Lauderdale

Item 2(b).  Address of Principal Business Office:

            110 South Congress Street
            Winnsboro, South Carolina 29180-1104

Item 2(c).  Citizenship or Place of Organization:

            Winnsboro, South Carolina

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number:

            83689P 10 8

Item 3.     Statement is Filed Pursuant To Rule 13d-1(b):

            This person is an Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
            Retirement Income Security Act of 1974; see
            13d-1(b)(1)(ii)(F).

Item 4.     Ownership:

            As of December 31, 1996, the reporting person beneficially owned 62,422 shares of the Issuer. This number of shares represents 8.49% of the common stock, par value $.01 per share, of the Issuer, based upon 735,410 shares of such common stock outstanding as of December 31, 1996. As of December 31, 1996, the reporting person has sole power to vote or to direct the vote of 55,050 shares and shared power to vote or to direct the vote of 7,372 shares. The reporting person has sole power to dispose or to direct the disposition of 62,422 shares of common stock.

CUSIP NO. 83689P 10 8                           PAGE 4 OF 5 PAGES

Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable

Item 6.     Ownership of More Than Five Percent on Behalf of
            Another Person:

            Not applicable

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company:

            Not applicable

Item 8.     Identification and Classification of Members of the
            Group:

            The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement
            Income Security Act of 1974.

Item 9.     Notice of  Dissolution of Group:

            Not applicable

Item 10.    Certification:

            By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO. 83689P 10 8                           PAGE 5 OF 5 PAGES

                            SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1997


                          Community Federal Savings and Loan
                           Association Employee Stock Ownership
                           Plan




                          /s/ Quay W. McMaster
                          ---------------------------------------
                          Quay W. McMaster, Trustee


                          /s/ Richard H. Burton, Trustee
                          ---------------------------------------
                          Richard H. Burton, Trustee


                          /s/ George W. Lauderdale
                          ---------------------------------------
                          George W. Lauderdale, Trustee